UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11
South Beach Tower
Singapore 189767
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change in Certifying Accountant

The audit committee of Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”) conducted a review process to consider the selection of our independent registered public accounting firm for the audit of the financial statements of the Company for the financial year ending December 31, 2025, and approved the termination of Ernst & Young LLP (“EY”), effective on August 29, 2025 (“Termination Date”). The decision to terminate EY’s engagement was approved by the audit committee of Maxeon’s board of directors, and was not as a result of any disagreement between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The shareholders of the Company have been asked to approve the appointment of Marcum Asia as the auditor of the Company at Maxeon’s 2025 annual general meeting.

During the years ended December 31, 2024 and 2023, the reports of EY on Maxeon’s financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph related to the Company’s ability to continue as a going concern.

During the years ended December 31, 2024 and 2023 and through the Termination Date, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission (the “SEC”) occurred.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 7, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer